UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2015

001-37403

(Commission File Number)

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

On October 20, 2015, Amaya Inc. refiled on SEDAR at www.sedar.com its unaudited Interim Condensed Consolidated Financial Statements for the period ended June 30, 2015, dated August 12, 2015, as initially filed on August 13, 2015 (the “Refiled Q2 Financial Statements”), and filed its Chief Executive Officer Certification of Refiled Interim Filings, dated October 20, 2015 (the “CEO Certification”), and Chief Financial Officer Certification of Refiled Interim Filings, dated October 20, 2015 (the “CFO Certification”). Copies of the Refiled Q2 Financial Statements, CEO Certification and CFO Certification are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: October 20, 2015	By:	/s/ Daniel Sebag
Daniel Sebag Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Refiled Interim Condensed Consolidated Financial Statements for the period ended June 30, 2015

99.2	Chief Executive Officer Certification of Refiled Interim Filings, dated October 20, 2015

99.3	Chief Financial Officer Certification of Refiled Interim Filings, dated October 20, 2015